# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: THOMSON REUTERS CORPORATION, CIK 0001075124
CUSIP: 884903709
Title of class of securities: COMMON SHARES OF THOMSON REUTERS CORPORATION
Address of issuer's principal executive offices: 19 DUNCAN STREET, TORONTO, Ontario Canada (A6), M5H 3H1
Date of event which requires filing of this statement: 12/31/2023
Amends the filing with accession number 0001104659-07-033476
Filed by CIK 0001397960
Persons authorized to receive notices and communications: Stephanie Rogoza, 65 QUEEN STREET WEST, SUITE 2400, TORONTO, Ontario Canada (A6), M5H 2M8, 416-364-8700

## Reporting persons
- THOMSON INVESTMENTS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 313,465,179; shared dispositive power 313,465,179; aggregate amount beneficially owned 313,465,179 (69.7% of the class)
  Comment: In reference to rows 8 and 10 above, includes 300,508,139 common shares of Thomson Reuters Corporation (Common Shares) beneficially owned by The Woodbridge Company Limited and subsidiaries and 12,957,040 Common Shares beneficially owned by the family of the late Roy H. Thomson, the first Lord Thomson of Fleet through various affiliated corporations.
  
  In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- THE WOODBRIDGE COMPANY LIMITED (CIK 0001397960): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 300,508,139; shared dispositive power 300,508,139; aggregate amount beneficially owned 300,508,139 (66.8% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1908720 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 188,772,148; shared dispositive power 188,772,148; aggregate amount beneficially owned 188,772,148 (42% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000706525 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 36,348,839; shared dispositive power 36,348,839; aggregate amount beneficially owned 36,349,839 (8.1% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1396164 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 12,878,129; shared dispositive power 12,878,129; aggregate amount beneficially owned 12,878,129 (2.9% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1925124 Ontario Limited: type of reporting person: corporation (CO); shared voting power 506,720; shared dispositive power 506,720; aggregate amount beneficially owned 506,720 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- Woodbridge Investments Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 2,303; shared dispositive power 2,303; aggregate amount beneficially owned 2,303 (0% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927194 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927196 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927197 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927200 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927201 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927202 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927205 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927207 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927210 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.
- 1000927211 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); shared voting power 6,200,000; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,007,869 Common Shares outstanding as of December 18, 2024.

## Item 1. Security and Issuer
Title of class of securities: COMMON SHARES OF THOMSON REUTERS CORPORATION
Name of issuer: THOMSON REUTERS CORPORATION
Address of issuer's principal executive offices: 19 DUNCAN STREET, TORONTO, Ontario Canada (A6), M5H 3H1
Comment:
Explanatory Note:

The common shares (the Common Shares) of Thomson Reuters Corporation (Thomson Reuters) that are the subject matter of this Amendment 21 to Schedule 13D are beneficially owned by Thomson Investments Limited, The Woodbridge Company Limited (Woodbridge), 1908720 Ontario Limited, 1000706525 Ontario Limited, 1396164 Ontario Limited, 1925124 Ontario Limited, Woodbridge Investments Corporation, 1000927194 Ontario Limited, 1000927196 Ontario Limited, 1000927197 Ontario Limited, 1000927200 Ontario Limited, 1000927201 Ontario Limited, 1000927202 Ontario Limited, 1000927205 Ontario Limited, 1000927207 Ontario Limited, 1000927210 Ontario Limited and 1000927211 Ontario Limited (each a Reporting Person and collectively, the Reporting Persons.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the Trust Company) is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.

As of December 16, 2024, Thomson Investments Limited is the beneficial owner of 313,465,179 Common Shares, representing approximately 69.7 percent of the outstanding Common Shares. Of those Common Shares, Woodbridge is the beneficial owner of 300,508,139 Common Shares, representing approximately 66.8 percent of the outstanding Common Shares.

This Amendment No. 21 Schedule 13D is being filed to report certain information under Item 4, Item 6 and Item 7. This Schedule 13D amends, restates and updates the amendment to Schedule 13D filed by Woodbridge on February 14, 2024. There has been no material change in the Thomson family's beneficial ownership of Common Shares since then.

## Item 2. Identity and Background
Name of person filing: Thomson Investments Limited, Woodbridge, 1908720 Ontario Limited, 1000706525 Ontario Limited, 1396164 Ontario Limited, 1925124 Ontario Limited, Woodbridge Investments Corporation, 1000927194 Ontario Limited, 1000927196 Ontario Limited, 1000927197 Ontario Limited, 1000927200 Ontario Limited, 1000927201 Ontario Limited, 1000927202 Ontario Limited, 1000927205 Ontario Limited, 1000927207 Ontario Limited, 1000927210 Ontario Limited and 1000927211 Ontario Limited
Residence or business address: 65 Queen Street West, Suite 2400 Toronto, Ontario, Canada M5H 2M8
Present principal occupation or employment: "See Schedule A for certain information as to the executive officers and directors of each Reporting Person.
Criminal convictions in the last five years: To the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Further, to the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
See Schedule A for certain information as to the executive officers and directors of each Reporting Person.

For further explanation of the background of the arrangements relating to ownership of Common Shares, see the "Explanatory Note" above.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 23, 2024, Woodbridge and Thomson Reuters announced that W. Edmund Clark, C.M. would complete his service on the Thomson Reuters board of directors (the "Board") at Thomson Reuters' upcoming annual meeting of shareholders to be held in 2025 (the "AGM"). Mr. Clark has served on the Board as a representative of Woodbridge, Thomson Reuters' principal shareholder, since 2015.

Woodbridge and Thomson Reuters are currently working to identify two suitable director candidates to serve as representatives of Woodbridge who are intended to be nominated for election to the Board at the AGM.

1396164 Ontario Limited participates in the Thomson Reuters Amended and Restated Dividend Reinvestment Plan (the "DRIP") with respect to all Common Shares beneficially owned by such person and reported herein. David K.R. Thomson and Peter J. Thomson periodically receive Common Shares and/or deferred share units from Thomson Reuters for their service on the board of Thomson Reuters. See Item 6 for additional information regarding the terms of the deferred share units.

Thomson Investments Limited, Woodbridge and the other Reporting Persons plan to maintain their controlling interest in Thomson Reuters. From time to time, each of the Reporting Persons may acquire or dispose of Common Shares for liquidity and other reasons. Although there are currently no plans or proposals, the Reporting Persons may consider or develop plans or proposals in the future that relate to items (a) through (j) below. This may include, but not be limited to, increasing or decreasing their investment in Common Shares and/or engagement with Thomson Reuters, other shareholders, advisors or third-parties with respect to Thomson Reuters' strategy, corporate governance including director nominees, capital structure and strategic alternatives.
Except as disclosed herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, their respective directors and executive officers, has any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of Thomson Reuters, or the disposition of securities of Thomson Reuters;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Thomson Reuters;
(c) a sale or transfer of a material amount of assets of Thomson Reuters;
(d) any change in the present Board or management of Thomson Reuters, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e) any material change in the present capitalization or dividend policy of Thomson Reuters;
(f) any other material change in Thomson Reuters's business or corporate structure;
(g) changes in the charter, bylaws or instruments corresponding thereto of Thomson Reuters or other actions which may impede the acquisition of control of Thomson Reuters by any person;
(h) causing a class of securities of Thomson Reuters to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Thomson Reuters becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in Common Shares during the past 60 days except as set forth below. On December 10, 2024, 1396164 Ontario Limited acquired 42,602 Common Shares pursuant to the DRIP. None of the executive officers or directors of the Reporting Persons has effected any transactions in Common Shares during the past 60 days except for Peter J. Thomson, Director and Co-Chairman of Woodbridge, who, on December 16, 2024, acquired 80 Common Shares as compensation for serving as a director of Thomson Reuters.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In October 2021, David K. R. Thomson and Peter J. Thomson, co-Chairmen and Directors of Woodbridge, were granted options (the "Options") pursuant to The Woodbridge Company Limited 2000 Stock Incentive Plan (the "Plan") to acquire common shares of 1396164 and related share appreciation rights to be settled in cash. The sole asset of 1396164, an indirect subsidiary of Woodbridge, is 12,878,129 Common Shares and 1396164 is not subject to any material liabilities. As of December 16, 2024, there are 5,488,900 shares of 1396164 issued and outstanding.

As of December 16, 2024, David K. R. Thomson and Peter J. Thomson hold 683,400 and 790,500 Options, respectively, of which in the aggregate 1,418,900 are vested and 55,000 are unvested. As of December 16, 2024, the Options have a weighted average strike price of $261.40 per Option. Woodbridge is the deemed beneficial owner of the Common Shares held by 1396164 and accordingly these Common Shares are reflected in its beneficial ownership reported in Item 5 of this Amendment 21. The value of the Options varies directly based on the market price of the Common Shares in accordance with the terms of the Plan.

As of December 16, 2024, David K.R. Thomson and Peter J. Thomson hold 128,040 and 16,389 deferred share units ("DSUs"), respectively, issued to them by Thomson Reuters for compensation for service as a director of Thomson Reuters. Each DSU has the same value as one Common Share, though DSUs do not have voting rights. DSUs accumulate additional units based on notional equivalents of dividends paid on Common Shares. DSUs are fully vested upon grant, but they are only settled in Common Shares or, at the election of Thomson Reuters, in cash, following termination of the director's board service in respect of Thomson Reuters. Any Common Shares delivered to a director of Thomson Reuters in connection with the settlement of DSUs are purchased in the open market.

A copy of the Plan, and the form of Option Grant Letter are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment 21 and are incorporated herein by reference. The foregoing summary of the Plan and the Options are qualified in their entirety by reference to the Plan and the Option Grant Letter, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - The Woodbridge Company Limited 2000 Stock Incentive Plan.
Exhibit 2 - Form of Option Grant Letter.
Exhibit 3 - Joint Filing Agreement.
Exhibit 4 - Schedule A

## Signatures
- THOMSON INVESTMENTS LIMITED: /s/ John A. Forbes, CEO & President (12/23/2024)
- THE WOODBRIDGE COMPANY LIMITED: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1908720 ONTARIO LIMITED: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000706525 ONTARIO LIMITED: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1396164 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1925124 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- Woodbridge Investments Corporation: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927194 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927196 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927197 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927200 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927201 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927202 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927205 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927207 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927210 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)
- 1000927211 Ontario Limited: /s/ John A. Forbes, CEO & President (12/23/2024)